Exhibit 99.6

Perth, May 26th, 2021

CONSENT OF QUALIFIED PERSON

I, David Morgan, consent to the public filing of the technical report entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivore” (the “Technical Report”) and dated May 26th, 2021, by Roxgold Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release of the Company dated April 19th, 2021 (the “Press Release”).

I certify that I have read the Press Release that the Technical Report supports being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26th day of May 2021.

“David J.T. Morgan”
David J.T. Morgan, MSC, MIEAust, CEng, CPEng (#974219)
Chief Operating Officer
Roxgold Inc.